Mail Stop 3561

December 13, 2007

Ms. Indra K. Nooyi
President and Chief Executive Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

> **Re:** **PepsiCo, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 30, 2006**
> **Filed February 20, 2007**
> **File No. 001-01183**

Dear Ms. Nooyi:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Executive Compensation, page 15

1.   While you list the 2006 performance measures, you have not provided
        quantitative disclosure of the terms of the necessary targets to be achieved for
        your named executive officers to earn their annual incentive compensation and
        long-term incentive compensation. In future filings, please disclose the specific
        performance targets used to determine incentive amounts or provide a
        supplemental analysis as to why it is appropriate to omit these targets pursuant
        to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is
        appropriate to omit specific targets, please provide the disclosure pursuant to
        Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding
        the level of difficulty, or ease, associated with achieving performance goals
        either corporately or individually are not sufficient. In discussing how likely it
        will be for the company to achieve the target levels or other factors, provide as
        much detail as necessary without providing information that poses a reasonable
        risk of competitive harm.

        As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your response to our comment and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any questions.

Sincerely,

John Reynolds
Assistant Director